UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission file number: 001-41491

NAYAX LTD.
(Translation of registrant’s name into English)

 Arik Einstein Street, Bldg. B, 1st Floor
Herzliya 4659071, Israel
(Address of principal executive offices)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

EXPLANATORY NOTE

On August 10, 2026, Nayax Ltd. (the “Company”) issued unaudited condensed interim consolidated financial statements as of June 30, 2026, and for the six- and three-month periods then ended, which are hereby incorporated by reference into all effective registration statements filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) or with the Israel Securities Authority (the “ISA”), including without limitation the Company’s Registration Statements on Form S-8 filed with the SEC (File Nos. 333-296388 and 333-267542), the Company’s Registration Statement on Form F-3 filed with the SEC (File Nos. 333-274812) and the Company’s Shelf Prospectus filed with the ISA.

EXHIBIT INDEX

The following exhibits are filed and incorporated by reference as part of this Form 6-K:

Exhibit	Description

99.1	Unaudited condensed interim consolidated financial statements as of June 30, 2026
101

The following financial information from Nayax Ltd.’s Report on Form 6-K, formatted in inline XBRL (eXtensible Business Reporting Language): (i) Unaudited interim condensed consolidated balance sheets as of June 30, 2026 (ii) Unaudited interim condensed consolidated statements of profit or loss for the six months and three months ended on June 30, 2026; (iii) Unaudited interim condensed consolidated statements of comprehensive income (loss) for the six months and three months ended on June 30, 2026; (iv) Unaudited condensed consolidated statements of changes in equity for the six months and three months ended on June 30, 2026; (v) Unaudited condensed consolidated statements of cash flows for the six months and three months ended on June 30, 2026, and (vi) Notes to the unaudited consolidated financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAYAX LTD.

By:	/s/ Gal Omer
Name: Gal Omer
Title: Chief Legal Officer

Date: August 10, 2026